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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 28164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prospera Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ Freeway, Suite 400
(No. and Street)

Dallas	Texas	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - T elephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name - *if individual, state last, first, middle name*)

400 Parker Square, Suite 250K	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David Stringer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Prospera Financial Services, Inc.**, as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



RANDI P. MCCANN
MY COMMISSION EXPIRES
February 27, 2006

Signature

President

Title

Randi P. McCann

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Prospera Financial Services, Inc.

We have audited the accompanying statement of financial condition of Prospera Financial Services, Inc. as of June 30, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospera Financial Services, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 1, 2003

PROSPERA FINANCIAL SERVICES, INC.
Statement of Financial Condition
June 30, 2003

Assets

Cash and cash equivalents	$ 501,149
Commissions receivable	321,287
Receivable from related parties	34,005
Receivables - other	25,941
Marketable securities	81,760
Advances to employees	22,732
Clearing deposits	101,060
Non-marketable securities	11,000
Other assets	2,423
TOTAL ASSETS	$ 1,101,357

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 56,766
Accrued expenses	491,934
Payable to Parent	8,820
Total Liabilities	557,520
Stockholder's Equity	
Preferred stock, no par value, 1,000,000 shares authorized, none issued and outstanding	-
Common stock, no par value, 1,000,000 shares authorized, 120,000 shares issued, and 86,664 shares outstanding	38,272
Additional paid-in capital	379,339
Retained earnings	150,238
Treasury stock, 33,336 shares at cost	(24,012)
Total Stockholder's Equity	543,837
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,101,357

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Income
Year Ended June 30, 2003

Revenue	
Securities commissions	$ 5,223,914
Insurance commissions	2,451,985
Management and advisory fees	1,276,729
Other	572,813
Total Revenue	9,525,441
Expenses	
Compensation and related costs	6,396,649
Clearing costs	392,259
Communications	356,562
Errors and bad debts	29,218
Management fees to Parent	1,461,486
Occupancy and equipment	339,458
Promotional	46,714
Professional fees	271,952
Regulatory fees	65,939
Other expenses	129,262
Total Expenses	9,489,499
Net loss before other losses and income taxes	35,942
Other Losses	
Unrealized loss on marketable securities	50,040
Unrealized loss on non-marketable securities	31,300
Total other losses	81,340
Net loss before provision for income taxes	(45,398)
Provision for income taxes	8,820
NET LOSS	$ (54,218)

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2003

	Preferred Shares	Common Shares Issued	Treasury Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at June 30, 2002	-	120,000	33,336	$ 38,272	$ 379,339	$ 204,456	$ (24,012)	$ 598,055
Net loss	-	-	-	-	-	(54,218)	-	(54,218)
Balances at June 30, 2003	-	120,000	33,336	$ 38,272	$ 379,339	$ 150,238	$ (24,012)	$ 543,837

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2003

Cash Flows From Operating Activities:		
Net loss	$	(54,218)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized loss on marketable securities		50,040
Unrealized loss on non-marketable securities		31,300
Change in assets and liabilities		
Decrease in commissions receivable		87,690
Decrease in receivable from related parties		44,841
Decrease in receivables - other		(13,018)
Decrease in advances to employees		4,247
Increase in clearing deposits		(271)
Decrease in accounts payable		(56,836)
Increase in accrued expenses		19,790
Increase in payable to Parent		8,820
Net cash provided by operating activities		122,385
Net change in cash and cash equivalents		122,385
Cash and cash equivalents at beginning of year		378,764
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	501,149

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

PROSPERA FINANCIAL SERVICES, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Prospera Financial Services, Inc. (Company) was organized in July 1982 as a Texas corporation. The Company is a wholly owned subsidiary of Prospera Holdings, Inc. (Parent). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3 (k)(2)(ii). These provisions provide that all the funds and securities belonging to Company's customers be handled by a clearing broker-dealer.

The majority of the Company's customers are individuals located throughout the United States, primarily in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Non-marketable Securities

Non-marketable securities are recorded at cost.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Treasury Stock

Treasury stock is accounted for using the cost method.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

Insurance Commissions

Insurance commissions are recorded when the policies are funded by the customer.

Note 2 - Marketable / Non-Marketable Securities

The Company's marketable securities consist of 10,000 shares of common stock of the Nasdaq Stock Market, Inc. with a market value of $80,500, cost of $130,000 and accumulated unrealized losses of $49,500 and one other stock with a market value and cost totaling $1,260. The unrealized loss for the year ended June 30, 2003 was $49,500.

The Company's non-marketable securities consist of a sports facilities municipal bond and four season ticket seat and option certificates at a total cost of $11,000 and 2300 warrants of the NASD to purchase shares of common stock of the Nasdaq Stock Market, Inc. exercisable in three traunches with a fair value of zero, cost of $31,300 and accumulated unrealized losses of $31,300. The unrealized loss for the year ended June 30, 2003 was $31,300. Each warrant entitles the Company to purchase four shares of common stock. The warrants are exercisable as follows:

Shares subject to exercise	Exercisable on or after	Expiration	Exercise Price
2,300	June 30, 2003	June 25, 2004	$14
2,300	June 28, 2004	June 27, 2005	$15
2,300	June 28, 2005	June 27, 2006	$16

Note 3 - Income Taxes

The Company is included in the consolidated income tax return of its Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes realized is recorded as receivable from or payable to the Parent.

The Company had taxable income for the year as a result of permanent and temporary differences. The primary difference related to unrealized losses on marketable securities. The unrealized losses create a deferred tax asset of approximately $15,000; however, the entire amount has been offset by a valuation allowance.

At June 30, 2003, the Company had a payable of $8,820 due to its Parent for income taxes.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2003, the Company had net capital and net capital requirements of $379,837 and $50,000, respectively. The Company's net capital ratio was 1.47 to 1.

Note 5 - Transactions with Clearing Broker/Dealers

The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreements also require the Company to maintain a minimum of $100,000 as a deposit in accounts with the clearing broker/dealers.

Note 6 - Commitments and Contingencies

Operating Leases

The Company leases office space, equipment and automobiles under noncancelable operating leases expiring in various years through July 2008. Future minimum lease commitments for each of the years ending June 30 are as follows:

2004	$ 374,636
2005	356,228
2006	107,371
2007	47,784
Thereafter	51,766
	$ 937,785

Rent expense for the year totaled $346,558 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Legal Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of claims against the Company cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of claims and proceedings will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Profit Sharing Plan

Prospera Financial Services 401(k) Profit Sharing Plan (Plan) to which both the Company and eligible employees may contribute was established effective April 1, 2000. Participants from the previous plan dated January 1, 1994 became immediately eligible to participate in the Plan. The Plan is on a calendar year with employee entrance dates after the completion of 1,000 hours of service on January 1 and July 1. Company contributions are voluntary and at the discretion of the board of directors.

Employee salary deferral contributions and earnings on such contributions are 100% vested. Company matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Portion
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

For the year ended June 30, 2003, the Company made contributions to the plan of $26,948, and recognized $8,523 in profit sharing plan expense.

Note 8 - Stock Appreciation Rights Plan

The Company has a Stock Appreciation Rights Plan which allows the Board to grant units to employees or independent contractors. The units, if granted, have a vesting schedule and if a Triggering Event, as defined, occurs the employees and/or independent contractors will be entitled to up to a maximum of 10% of the Net Proceeds, as defined, realized as a result of the Triggering Event.

Note 9 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 9 - Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

Cash held at a Texas bank exceeded the federally insured limit by $57,334 at June 30, 2003; however, this at-risk amount is subject to significant fluctuations on a daily basis throughout the year.

The Company has commissions receivable and a clearing deposit due from one clearing broker/dealer totaling $296,091, or approximately 27% of its total assets at June 30, 2003.

Note 10 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Under an agreement (Agreement) with the Company's Parent, the Company incurs management fees to its Parent for management services, office space, office furniture, administrative assistance, telephone, computer equipment, and other necessary and reasonable business services and expenses. The amount of the fee is equal to the net profit of the Company, less such amount as may be necessary to maintain at least 150% of the net capital requirement of the Company. Under the Agreement, management fees not paid are forgiven, and do not accumulate or accrue. This Agreement was not consummated on terms equivalent to an arms length transaction. The Company incurred management fees to its Parent totaling $1,461,486 for the year ended June 30, 2003. The management fees consisted of the following:

Cash paid to Parent	$ 203,000
Management compensation and benefits paid on behalf of Parent	991,202
Office rent paid on behalf of Parent	267,284
Total	$ 1,461,486

In addition, the Parent settled $657,901 in claims and disputes during the year on behalf of the Company.

The Company has a payable to its Parent of $8,820 for the Company's separate company tax.

The Company's receivables from related parties totaled $34,005 and are unsecured, non-interest bearing and due on demand.

The Company earned $1,675,581 in insurance commissions from a related party, of which $48,626 are due at June 30, 2003 and are included in commissions receivable in the accompanying statement of financial condition.

The Company paid management fees to a related party totaling $17,334.

Schedule I

PROSPERA FINANCIAL SERVICES, INC.
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
June 30, 2003

Total stockholders' equity qualified for net capital	$ 543,837
Other deduction:	
Excess fidelity bond deductible	44,000
Total Capital	499,837
Deductions and/or charges	
Non-allowable assets:	
Receivable from related parties	34,005
Receivables - other	25,941
Advances to employees	22,732
Non-marketable securities	11,000
Other assets	2,423
Total deductions and/or charges	96,101
Net capital before haircuts on securities positions	403,736
Haircuts on securities:	
Cash equivalents	4,545
Marketable securities	13,335
Undue concentration	6,019
Total haircuts on securities	23,899
Net Capital	$ 379,837
Aggregate indebtedness	
Accounts payable	$ 56,766
Accrued expenses	491,934
Payable to Parent	8,820
Total aggregate indebtedness	$ 557,520
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 329,837
Ratio of aggregate indebtedness to net capital	1.47 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2003 as filed by Prospera Financial Services, Inc. on amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

400 Parker Square • Suite 250-K • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Prospera Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Prospera Financial Services, Inc. (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



BRAD A. KINDER, CPA

Flower Mound, Texas
August 1, 2003